555 IH 35 South, Suite 500 – New Braunfels, Texas 78130 – (830) 626-5200

March 10, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561
Attn: Jennifer Thompson, Accounting Branch Chief Office of Consumer Products

Re:	Rush Enterprises, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 000-20797

Dear Ms. Thompson:

On behalf of Rush Enterprises, Inc. (the “Company”), set forth below are the Company’s responses to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated February 2, 2017. For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s responses.

Introduction:

Our nationwide dealership network is designed to be a one-stop source for all of the commercial vehicle needs of our customers. The Company considers its “(1) Parts, Service and Body Shop, (2) Finance, Insurance and Leasing and (3) Retail Sales and Marketing operations,” (collectively, the “Dealership Departments”) as integrated products/services delivered by the Company’s nationwide dealership network. The Company’s Chief Operating Decision Maker, W.M. “Rusty” Rush (our “CODM”), does not assess or make decisions about the allocation of resources to the Dealership Departments separately, in large part due to our contractual obligations to maintain certain of the Dealership Departments in our dealer agreements and the interdependent nature of the Dealership Departments.

One of the most important operating decisions made by our CODM is the determination of which manufacturers the Company will represent. Our CODM considers the requirements to maintain Dealership Departments when making these key operating decisions.

Our dealer agreements contractually obligate us to offer new commercial vehicle sales, parts sales and service operations within our areas of operation. As a result of those agreements, our Dealership Departments are economically dependent upon each other. If we do not sell or lease commercial vehicles, we will not be able to effectively sell parts or perform service. For example, our failure to effectively provide parts and service support for our customers could result in excessive downtime for our customers or noncompliance with our dealer agreements, either of which would result in the loss of commercial vehicle sales. As a result of the interrelated economic dependence of the Dealership Departments, which are both contractual and practical in nature, our CODM cannot make decisions about any Dealership Department without considering the impact such a decision would have on the other Dealership Departments.

U.S. Securities and Exchange Commission
Division of Corporation Finance

March 10, 2017

Further, the only operating metric used by the CODM to make key operating decisions and allocate resources is operating income. The volume, sale prices, and cost of many of our commercial vehicle sales to national customers are heavily influenced by our manufacturers. Those are the most significant components of gross margin. The significant costs that are below gross margin include items that affect an entire dealership and not individual Dealership Departments, such as personnel, advertising and facility related expenses. Thus, the key decisions made by the CODM are decisions that affect costs for the Truck Segment as a whole.

Our CODM does not assess the performance of, or make decisions about the allocation of resources to, the Dealership Departments separately due to the nature of the financial information that he receives for the Dealership Departments. We do not prepare discrete financial statements after gross profit for the Dealership Departments. Generally, all of the product and service categories within a dealership share the same facility and are supported by common dealership management. Gross profit is only one component of operating profit and it can be misleading due to the interrelated nature of the Truck Segment, as discussed herein.

For example, we may sell 1,000 commercial vehicles to a national account customer at 1% gross margin (versus normal margins of 6-7%), but we may be awarded $10,000 of parts and service work for each new commercial vehicle prior to its delivery to the customer. If our CODM reviewed the Monthly Vehicle Gross Profit Report (discussed below) on its own, he might draw the conclusion that commercial vehicle gross margins are deteriorating and make an uninformed resource allocation decision related to the Retail Sales and Marketing operations. If he reviewed the Daily Total Backend Unadjusted Gross Profit Per Day Report (discussed below) on its own, it might appear that the parts and service business is experiencing a positive trend when in fact, the increase is the result of one commercial vehicle sales deal. A transaction of this nature is structured to enhance the operating income of the Truck Segment and not an individual Dealership Department, which is why our CODM primarily utilizes operating income in the Monthly Operating Income and Overhead Expense Report (discussed below) to make resource allocation decisions for the Truck Segment. Our CODM is intimately aware of the interdependent relationship of the Dealership Departments, which are interdependent both because of our dealer agreements and the nature of our nationwide dealership network and national account base. For this reason, operating income on a Truck Segment basis is the only metric that he can effectively rely on to assess the performance of the Dealership Departments and to allocate resources to the Dealership Departments.

Although our organizational structure is based on the Dealership Departments, this structure is solely related to facilitating personnel management. We have many employees who have responsibilities across multiple components of our Dealership Departments. For example, we have national accounts sales personnel who sell commercial vehicles to key customers, but also sell parts and service to these same customers. The integrated and interdependent nature of our business leads to discussions between our CODM and each of the Company’s Senior Vice Presidents that cross into many areas of the Company’s operations and not just their particular area of responsibility.

Responses to the Staff’s Comments:

Financial Statements and Supplementary Data

Note 18. Segments, page 73

U.S. Securities and Exchange Commission
Division of Corporation Finance

March 10, 2017

1.	We note your response to comment 1. In order to assist us in evaluating your response and your disclosures, please provide the following information:

•	We note that your CODM reviews monthly and daily trend reports of multiple metrics. Please explain in reasonable detail the specific metrics he reviews and how he utilizes this information.

Response:

On a monthly basis, our CODM reviews several reports to formulate an overall assessment of the Truck Segment’s operations The primary report that our CODM utilizes in making key operating decisions for the Truck Segment is the Monthly Operating Income and Overhead Expense Report, which includes the total operating income and total overhead expenses for the Company for the current month and the two prior months. This report provides operating income and total overhead expenses for each of the Company’s dealerships and other operating segments (which do not meet the quantitative thresholds to be reportable segments). However, our CODM focuses his review on the total operating income at the Truck Segment level. Our CODM utilizes the Monthly Operating Income and Overhead Expense Report and the other reports described below in order to monitor business activity for any potential change in the direction the Company’s Truck Segment business is trending.

In addition to the Monthly Operating Income and Overhead Expense Report discussed above, the other reports and associated metrics our CODM reviews on a monthly basis are as follows:

1.

Monthly New Commercial Vehicle Gross Profit – This report shows the total gross profit on new commercial vehicle sales for the trailing 13 months. It includes subtotals for Heavy-Duty, Medium-Duty, Light-Duty, Bus and other.

2.

Monthly New Commercial Vehicle Unit Sales – This report shows the total unit sales of new commercial vehicles for the trailing 13 months. It includes subtotals for Heavy-Duty, Medium-Duty, Light-Duty, Bus and other.

3.

Monthly Used Commercial Vehicle Gross Profit – This report shows the total gross profit on used commercial vehicle sales for the trailing 13 months. It includes subtotals for Heavy-Duty, Medium-Duty, Light-Duty, Bus and other.

4.

Monthly Used Commercial Vehicle Unit Sales – This report shows the total unit sales of used commercial vehicles for the trailing 13 months. It includes subtotals for Heavy-Duty, Medium-Duty, Light-Duty, Bus and other.

5.

Daily Total Backend Unadjusted Gross Profit Per Day – This reports the total daily gross profit from all of the Company’s parts, service and body shop operations for each working day of the current month and each working day of the trailing three months.

U.S. Securities and Exchange Commission
Division of Corporation Finance

March 10, 2017

As we explained in our prior response letter, our CODM allocates resources and assesses the Company’s financial performance on a Truck Segment basis. Although our CODM reviews each of the monthly and daily reports described above consisting of multiple metrics to understand both current and developing market conditions, the key metric that our CODM utilizes to review performance and make decisions regarding the allocation of resources is the operating income on a Truck Segment basis. For the reasons discussed above in the introduction, gross profit on a Dealership Department basis is not a useful measure of the Company’s business for making resource allocation decisions, nor are unit sales by themselves, and thus, they cannot be relied upon by our CODM to assess performance or allocate resources. Accordingly, other than the Monthly Operating Income and Overhead Expense Report, none of the other five reports described above stand on their own as useful means to assess performance or allocate resources, but are simply parts of the overall picture that our CODM uses to assess trends that may impact the operating income of the Truck Segment.

•

We note that you have Senior Vice Presidents who report directly to your CODM for each of your (1) Parts, Service and Body Shop, (2) Finance, Insurance and Leasing and (3) Retail Sales and Marketing operations. We also note that your CODM reviews certain financial information, including monthly unit sales and gross profit for vehicle sales and daily gross profit on parts service and body shop sales, prior to his monthly one-on-one meetings with these individuals and that each of these individuals discusses “the overall operations of the dealership network that they oversee.” Please tell us the nature of the specific dealership operations each of these individuals discusses with the CODM in their separate monthly meetings. For example, clarify if the Senior Vice President for Parts, Service and Body Shop operations discusses overall operations of the dealership network, including the Finance, Insurance and Leasing and Retail Sales and Marketing operations, or primarily just the operations he is directly responsible for managing. Also tell us whether each of these individuals discusses any financial information of the dealership network with the CODM and if so, describe to us the specific financial information each discusses.

Response:

The purpose of these meetings is to enable our CODM to maintain his awareness of general market conditions and make more informed resource allocation decisions to the Truck Segment. These are informal meetings without a pre-set agenda. Although our CODM meets with these Senior Vice Presidents to discuss the operations of the Dealership Departments that they oversee, the interdependent nature of the Company’s dealership network generally necessitates that our CODM and each of these Senior Vice Presidents discuss a number of subjects that are outside the scope of that particular person’s direct responsibility and are related to the overall operations of the Company’s national dealership network. For example, if a customer who routinely purchases new commercial vehicles from the Company is having issues with the amount of time its drivers are having to wait to get service at our dealerships or the customer routinely has problems obtaining replacement parts in a timely manner, this can ultimately result in an adverse impact on our commercial vehicle sales. This is because the amount of service downtime our customers have is an increasingly significant basis for their commercial vehicle purchase decisions. Therefore, it is not unusual for our CODM to discuss parts and service operations with the Senior Vice President who oversees commercial vehicle sales efforts. In addition, because the parts and service needs of our leasing operations are largely captive to our dealership network’s parts and service operations, the Senior Vice President who is responsible for leasing often discusses parts and service operations with our CODM.

U.S. Securities and Exchange Commission
Division of Corporation Finance

March 10, 2017

Michael J. McRoberts serves as Senior Vice President and Chief Operating Officer of the Company. Mr. McRoberts oversees the Company’s parts, service and body shop operations across its dealership network and the General Managers of all of the Company’s dealership network, except for leasing managers, report up through Mr. McRoberts. When Mr. McRoberts meets with our CODM in his separate monthly meeting, they discuss the parts, service and body shop operations of the Company’s dealership network, but they also discuss other operational issues related to the Company’s dealership network. During these meetings, they discuss the finance, insurance, leasing and rental and commercial vehicle sales operations because these operations are dependent upon parts service and body shop operations and vice versa. For example, each new commercial vehicle sold by one of our dealerships must receive a pre-delivery inspection in one of our dealerships’ service department before it can be delivered. The delivery of a large quantity of new commercial vehicles requires coordination between commercial vehicle sales personnel and service personnel to ensure that the pre-delivery inspections are performed in a timely manner and our customer’s delivery requirements are met. Additionally, the service departments of our dealerships perform a significant amount of warranty work, which requires replacement parts from our parts departments. The parts and service departments at our dealerships are dependent upon the new commercial vehicle sales department to regularly sell commercial vehicles covered by manufacturers’ warranties to maintain a steady flow of warranty work. The fact that almost all of the personnel who work in the Company’s dealerships report up through Mr. McRoberts requires Mr. McRoberts and our CODM to discuss the finance, insurance and commercial vehicles sales operations in their monthly meetings. In Mr. McRoberts’ monthly meetings with our CODM, the financial information that is generally discussed is the trend in total gross profit from all of the Company’s parts, service and body shop operations across the Company’s dealership network and the Company’s operating expenses for the prior month across the Truck Segment. Our CODM does not review an operating income (expense) metric for parts, service and body shop operations because the Company does not prepare discrete financial statements after gross margin for the Dealership Departments.

James E. Thor, Senior Vice President – Retail Sales and Marketing of the Company, oversees the Company’s new and used commercial vehicle sales efforts, including the new and used truck sales operations across our dealership network. Mr. Thor and our CODM generally discuss sales of new and used commercial vehicles during their monthly meeting. However, if customers’ truck purchasing decisions have been adversely impacted by other operational issues in other departments within the Company’s dealership network, such as having to wait too long for a service department to complete repairs, Mr. Thor and our CODM discuss those areas of operation during these meetings. During these meetings, the only financial information that is discussed is the total gross profit on new and used commercial vehicle sales for the prior month. Our CODM does not review an operating income (expense) metric for commercial vehicle sales because the Company does not prepare discrete financial statements after gross margin for the Dealership Departments.

Scott Anderson, Senior Vice President – Finance, Insurance and Leasing of the Company, oversees the Company’s commercial vehicle rental and leasing operations and the Finance and Insurance departments at our dealerships. In his monthly meetings with our CODM, Mr. Anderson discusses operational issues related to the Company’s commercial vehicle rental and leasing operations and the finance and insurance operations at our dealerships, but often times Mr. Anderson also discusses other aspects of the operations of the Company’s network of dealerships, such as parts and service. This is because the Company’s leasing and rental operations are dependent on the Company’s parts and service operations for the supply of required parts and non-routine service on commercial vehicles in the Company’s lease and rental fleet. In addition, Mr. Anderson and our CODM may discuss commercial vehicle sales because the Company’s finance operations are entirely dependent upon commercial vehicle sales and our leasing operations exist to provide an alternative method for our customers to acquire a commercial vehicle from us. Many of our customers continually re-evaluate whether to acquire commercial vehicles via purchase or lease commercial vehicles through the Company’s national dealership network. Mr. Anderson and our CODM may discuss used truck market trends and the financial performance of the Company’s used truck operations as a large majority of the commercial vehicles coming off of a lease contract from the Company’s rental and leasing operations are sold by used truck departments within our dealership network.

U.S. Securities and Exchange Commission
Division of Corporation Finance

March 10, 2017

•

We note that upon receipt of the consolidated budget, your CODM meets with his direct reports to discuss the budgets for the corporate departments they manage and either approves the budgets or suggests revisions. Please define “corporate departments” for us and tell us what type of departmental level detail is included in the consolidated budget provided to the CODM. If budget information below a consolidated level is included, please tell us what type of information is provided for each corporate department. As part of your response, please specifically tell us whether your CODM receives, discusses and/or approves budget information for each of your (1) Parts, Service and Body Shop, (2) Finance, Insurance and Leasing and (3) Retail Sales and Marketing operations and, if applicable, discuss the specific budget information he receives.

Response:

We use the term “corporate departments” to describe the various departments at our corporate headquarters. Our corporate departments include typical administrative departments common to all organizations such as Human Resources, Legal, IT, Marketing, Purchasing and Accounting Departments. Our corporate departments also include several shared services departments that we have established to oversee certain aspects of the operations of our dealership network such as New Commercial Vehicle Sales, Used Commercial Vehicle Sales, Central Warranty and Leasing Departments. Our CODM may meet with his direct reports to review their corporate department budgets to ensure the Company is budgeting and planning to properly support the strategic initiatives of the Truck Segment, but “corporate department” budget detail is not included in the consolidated budget.

While our CODM provides high level budget guidance for new and used truck sales revenue and gross profit and parts, service and body shop gross profit, he does not provide budget guidance for overhead expenses for Dealership Departments nor does he receive or approve budget information for our (1) Parts, Service and Body Shop, (2) Finance, Insurance and Leasing or (3) Retail Sales and Marketing operations. We do not prepare budgets specifically for our (1) Parts, Service and Body Shop, (2) Finance, Insurance and Leasing or (3) Retail Sales and Marketing operations. Budgets for each of our dealerships are prepared that include these components, and these dealership-level budgets comprise the total Truck Segment budget.

•

Please tell us whether your CODM receives and utilizes any other financial information related to your (1) Parts, Service and Body Shop, (2) Finance, Insurance and Leasing and (3) Retail Sales and Marketing operations when assessing performance and allocating resources and how you considered whether any of these operations may represent separate operating segments.

Response:

In our response letter dated January 18, 2017, we provided a description of the financial information our CODM regularly receives. No other financial information is routinely provided to our CODM. Our CODM does not review operating results for the Dealership Departments other than gross profit information and unit sales information that our CODM uses to monitor business activity for any potential change in the direction the Company’s overall business is trending; operating income does not exist for the Dealership Departments.

U.S. Securities and Exchange Commission
Division of Corporation Finance

March 10, 2017

FASB ASC 280-50-1, which defines what constitutes an operating segment, provides:

“An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.”

Our CODM has always utilized operating income of the Truck Segment, including all of the Dealership Departments, as the key metric to make decisions regarding the allocation of resources to the Truck Segment and to assess performance of the Truck Segment. The primary reason that the Company does not consider any of its Dealership Departments separate operating segments is because not all of the requirements of FASB ASC 280-50-1 are satisfied for any of its Dealership Departments. Specifically, the operating results, which consist of gross profit, of the Dealership Departments are not utilized to make decisions regarding the allocation of resources or to assess the performance of the Dealership Departments. This would be an inappropriate way to assess the performance of or make decisions about the allocation of resources for the Dealership Departments due to their interdependent nature and the determination that the operations can only be effectively managed on a Truck Segment basis. Additionally, as discussed in the introduction, we have a contractual obligation to maintain all the Dealership Departments. We have concluded that the Truck Segment, including all of the Dealership Departments, is the appropriate operating segment because only its operating results are regularly reviewed by our CODM to make decisions regarding the allocation of resources and assess performance.

The key operating and resource allocation decisions made by our CODM fall into the following categories:

●	decisions related to representing manufacturers and entry into related dealer agreements;

●	capital investment related to strategic initiatives, dealership acquisitions and new dealership facilities;

●	personnel and incentive compensation decisions; and

●	expense management decisions.

When our CODM makes a decision to acquire a dealership, build a new dealership within our current areas of operation or expand an existing dealership facility, he does not make these decisions based on how he believes each new or expanded dealership facility will achieve on a Dealership Department basis. Instead, the primary factor that our CODM is evaluating is how a new dealership will improve our nationwide dealership network and contribute to the operating income of the Truck Segment.

The basis for setting and approving executive compensation further supports the conclusion that the Dealership Departments cannot represent separate operating segments. Each of the Company’s executive officers is eligible to earn an annual cash performance bonus based on: (i) the Company’s income from continuing operations before taxes during the prior year; and (ii) one or more of the following: (a) historical bonus levels; (b) competitive pay information; and (c) individual performance. While generally not formulaic, performance bonuses are intended to focus management on increasing the Company’s operating income without regard for the performance of any individual Dealership Departments, recognizing the interdependent nature of the Dealership Department’s impact on the Truck Segment results. All of the Company’s executive officers’ annual cash performance bonuses change almost the exact same percentage on a year-over-year basis every year based on the Company’s operating income unless individual performance warrants additional change.

U.S. Securities and Exchange Commission
Division of Corporation Finance

March 10, 2017

Because the commercial vehicle industry is a highly cyclical business, managing operating expenses is a key area of focus. An example of a key decision made by our CODM that demonstrates that decisions are made at the Truck Segment level was the decision to reduce expenses by 10% in anticipation of a significant decrease in commercial vehicle sales in 2016. No directive was given regarding how much the expenses of any of the Dealership Departments should be reduced; the Dealership Department management worked together to reduce expenses by 10% in total to meet the CODM’s Truck Segment expense reduction directive. Accordingly, there were significant expense reductions in all of the Dealership Departments, not just commercial vehicle sales.

The Company has entered into dealer agreements that contractually obligate us to maintain certain of the Dealership Departments and all of the Dealership Departments are interdependent. Our contractual obligation to maintain the Dealership Departments and the interdependence of the Dealership Departments provide the foundation of our CODM’s method of assessing performance and allocating resources across our dealership network based on the operating income of the Truck Segment – we cannot have one of these departments without the others from a contractual or practical standpoint. Therefore, it would not be appropriate to assess performance or allocate resources based solely on the performance of individual Dealership Departments.

Despite changes to our organizational structure due to acquisitions in recent years, the manner in which our CODM assesses performance and allocates resources has remained unchanged. Operating income of the Truck Segment remains the key metric that our CODM utilizes to review performance and allocate resources. Our CODM does not review any operating income measures for any of the Dealership Department because operating income for the Dealership Departments does not exist. Our CODM does not review budgets for any of the Dealership Departments. Additionally, our CODM does not base executive compensation on the performance of any of the Dealership Departments. Therefore, we have determined that the Dealership Departments cannot be considered operating segments because the Dealership Departments do not meet all three of the requirements of ASC 280-50-1.

2.

We note your statement that the key metric your CODM utilizes to review performance and allocate resources is operating income on a consolidated basis. However, we note that you do not present a segment measure for operating income but, rather, present segment income (loss) from continuing operations before taxes, which appears to represent the line item captioned “Income before taxes” on your consolidated statements of operations. Please explain why you do not appear to disclose a segment measure for operating income. Please refer to ASC 280-10-50-22.

Response:

Failure to disclose a segment measure for operating income was an oversight on our behalf. We have disclosed the components of operating income (interest income, interest expense and segment income from continuing operations) for the Truck Segment (see Note 18 – Segments of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015), which can be summed to arrive at operating income. In the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016, we disclosed operating income for the Truck Segment in the footnote discussing the Company’s segments and will continue to do so in future filings.

* * * *

U.S. Securities and Exchange Commission
Division of Corporation Finance

March 10, 2017

This concludes our responses to the Staff’s comments. If you have further questions, please do not hesitate to call me at (830) 302-5226, or you may send me an email at kellers@rushenterprises.com.

Sincerely, /s/ Steven L. Keller Steven L. Keller Chief Financial Officer and Treasurer

cc:	W.M. “Rusty” Rush President, Chief Executive Officer and Chairman of the Board
Rush Enterprises, Inc.